March 29, 2012

Mr. John Reynolds

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Arch Coal, Inc.
Form 10-K for Fiscal Year Ended December 31, 2011
Filed February 29, 2012
File No. 001-13105

Dear Mr. Reynolds:

We are providing this letter in response to the comment of the staff of the Securities and Exchange Commission (the “Staff”) contained in your letter dated March 26, 2012 regarding the Annual Report on Form 10-K filed by Arch Coal, Inc. (“Arch Coal”) for Arch Coal’s fiscal year ended December 31, 2011 (the “Form 10-K”).  Set forth below is the Staff’s comment and our response.

Form 10-K for Fiscal Year Ended December 31, 2011

Notes to the Consolidated Financial Statements

26.  Supplemental Condensed Consolidating Financial Information, page F-47

COMMENT NO. 1:

Please revise to present audited condensed consolidating financial information for the three years ended December 31, 2011, or tell us why you believe such presentation is not required.  Please refer the guidance in paragraph (i)(2) of Rule 3-10 of Regulation S-K.

RESPONSE:

We acknowledge the Staff’s comment.  The word “unaudited” inadvertently was used in the second sentence of the first paragraph in Note 26 to the audited consolidated financial statements of Arch Coal included in the Form 10-K.  We confirmed with Ernst & Young LLP (“E&Y”) that the condensed consolidating financial information included in Note 26 in fact was audited by E&Y, Arch Coal’s independent registered public accounting firm.  To the extent that our future filings include audited condensed consolidating financial information, we will not refer to such audited condensed consolidating financial information as being unaudited.

*              *              *

Arch Coal acknowledges that:

•                  Arch Coal is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  Arch Coal may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your consideration.  If you require any additional information on these issues, or if I can provide you with any other information that will facilitate your continued review of the Form 10-K, please contact me at 314-994-2700 at your earliest convenience.

Sincerely,

ARCH COAL, INC.

By:	/s/ John T. Drexler
John T. Drexler
Senior Vice President and
Chief Financial Officer